Exhibit (a)(1)(K)

Amendment and Supplement No. 2

to the

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

NEW PLAN EXCEL REALTY TRUST, INC.

at

$33.15 Net Per Share

by

Super MergerSub Inc.

an affiliate of

Centro Properties Limited

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, APRIL 4, 2007, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

This Amendment and Supplement No. 2 (this “Supplement”) amends and supplements, as set forth below, the Offer to Purchase, dated March 8, 2007, as amended and supplemented by Amendment and Supplement No. 1 thereto, dated March 21, 2007 (together with any amendments or supplements thereto, including this Supplement, the “Offer to Purchase”), relating to the offer by Super MergerSub Inc., a Maryland corporation (“Purchaser”) and an affiliate of Centro Properties Limited (“Centro”), to purchase for cash all outstanding shares of common stock, $.01 par value per share (“Shares”), of New Plan Excel Realty Trust, Inc., a Maryland corporation (“New Plan”), at a price of $33.15 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (as defined in the Offer to Purchase). The Offer (as defined in the Offer to Purchase) is being made in connection with the Agreement and Plan of Merger, dated as of February 27, 2007 (together with any amendments or supplements thereto, the “Merger Agreement”), among New Plan, Excel Realty Partners, L.P., a Delaware limited partnership (the “DownREIT Partnership”), Super IntermediateCo LLC, a Maryland limited liability company and our direct parent (“Parent”), Purchaser and Super DownREIT MergerSub LLC, a Delaware limited liability company (“DownREIT MergerSub” and, together, with Parent and Purchaser, the “Buyer Parties”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, we will be merged with and into New Plan, and New Plan will be the surviving corporation (the “Merger”). In addition, in connection with the Offer and the Merger, DownREIT MergerSub or an affiliate  will be merged with and into the DownREIT Partnership, and the DownREIT Partnership will be the surviving entity (the “DownREIT Merger” and, together with the Merger, the “Mergers”).

This Supplement should be read together with the Offer to Purchase and the related Letter of Transmittal. All references to and requirements regarding the Offer to Purchase and the Letter of Transmittal shall be deemed to refer to the Offer to Purchase, as amended and supplemented by this Supplement. Except as set forth herein, all terms and conditions of the Offer remain unchanged and in full force and effect.

If you desire to tender your Shares pursuant to the Offer and you are required to deliver a Letter of Transmittal (or a manually executed copy thereof) as described in Section 3—“Procedures for Tendering Shares” of the Offer to Purchase, you must still use the Letter of Transmittal previously mailed to you. If you have already properly tendered your Shares pursuant to the Offer, you need not take further action. Tenders of Shares (whether previously or hereafter delivered) may only be withdrawn in the manner described in the Offer to Purchase.

*  *  *  *  *

The date of this Supplement is March 29, 2007.

Amendment and Supplement to the Offer to Purchase

The Offer to Purchase is hereby amended and supplemented by adding the following paragraphs at the end of Section 15—”Certain Legal Matters” of the Offer to Purchase:

On March 29, 2007, the Centro Defendants and New Plan entered into a memorandum of understanding with the plaintiff regarding the settlement of the litigation. In connection with the settlement, New Plan agreed to make certain additional disclosures in its Schedule 14D-9. Subject to the completion of certain confirmatory discovery by counsel for the plaintiff, the memorandum of understanding contemplates that the parties will enter into a stipulation of settlement. The stipulation of settlement will be subject to customary conditions, including court approval following notice to New Plan’s stockholders and consummation of the Merger. In the event that the parties enter into a stipulation of settlement, a hearing will be scheduled at which the court will consider the fairness, reasonableness and adequacy of the settlement which, if finally approved by the court, will resolve all of the claims that were or could have been brought in the action being settled, including claims relating to the Offer, the Merger, the Merger Agreement and any disclosure made in connection therewith. In addition, in connection with the settlement, the parties contemplate that plaintiff’s counsel will petition the court for an award of attorneys’ fees and expenses to be paid by New Plan. As part of the proposed settlement, New Plan has agreed to pay a maximum of $420,000 to plaintiff’s counsel for reimbursement of their fees and expenses. There can be no assurance that the parties will ultimately enter into such stipulation. In such event, the proposed settlement as contemplated by the memorandum of understanding may be terminated.

The settlement will not affect the amount of the Offer Price or the Merger Consideration.

The Centro Defendants and New Plan vigorously deny all liability with respect to the facts and claims alleged in the lawsuit, and specifically deny that any modifications to the Merger Agreement or any further supplemental disclosure was required under any applicable rule, statute, regulation or law. However, to avoid the risk of delaying or otherwise imperiling the Merger and the related transactions, minimize the costs of defending the lawsuit, and provide additional information to New Plan’s stockholders at a time and in a manner that would not cause any delay of the Merger, the Centro Defendants and New Plan agreed to the settlement described above. The Centro Defendants and New Plan further considered it desirable that the actions be settled to avoid the substantial burden, expense, risk, inconvenience and distraction of continued litigation and to fully and finally resolve the settled claims.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of New Plan or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer Is:

By Mail:	By Overnight Courier:
Computershare Trust Company, N.A. P.O. Box 43011 Providence, Rhode Island 02940-3011 Attention: Corporate Actions Department	Computershare Trust Company, N.A. 250 Royall Street Canton, Massachusetts 02021

Any questions or requests for assistance may be directed to the Information Agent at its telephone number and location listed below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders Call Toll-Free: (877) 750-5836

Banks and Brokers Call Collect: (212) 750-5833